82-3116

GREAT QUEST
METALS LTD.

04 MAR -2 AM 7:21

04010160

SUPPL

February 20, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on February 20, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

/kn
enclosure

dlw 3/2

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

February 20, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Progress Report on Drilling
Grant of options - Escrow Release – Taseko Property

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (the "Company") (TSX Venture Exchange GQ) is pleased to announce that Diamond Drill Hole 13-BR has been completed on the Bourdala Sud-Ouest zone and Drill Holes DDH-14-NG and DDH-15-NG have been completed on the Niaragui zone where the Company received some very high grade gold results on samples from pitting. The drilling is taking place within the Bourdala concessions, Mali, West Africa. The core is being split, and the samples will soon be sent to the lab. The Company expects to have results from these samples in a few weeks.

In further news the Company is granting 80,000 stock options, to consultants of the Company, at an exercise price of $0.55 for a term of five years, subject to regulatory approval. Under the terms of the Company's Stock Option plan, 25% of the total options granted to each individual vests on approval of the TSX Venture Exchange, and 25% vests every six months thereafter until 100% is reached. Also, the Company recently received approval of a pro rata release of 46.62% of the original 468,750 escrow shares of the Company or 218,531 shares. A balance of 143,734 shares remain in escrow.

Finally, the Company is giving serious consideration to rejuvenating its copper-gold-molybdenum Taseko property as a result of the significant rise in the prices of gold and copper. This property is 225 km north of Vancouver, B.C. In 1991, ASARCO Incorporated, which was then a major mining company in the U.S. and which held an option on the property at the time, commissioned a pre-feasibility study from James Askew Associates, Inc. out of Englewood, Colorado. James Askew Associates estimated the in situ resources in the Empress area to be 11,078,000 tons of 0.61 % copper and 0.023 oz per ton gold. Under the current classification of categories of mineral reserves/resources, this would qualify as an indicated mineral reserve. Several other areas on the property remain to be tested. More details will be made available subsequently.

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E